UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 4)
BIOLASE TECHNOLOGY, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
090911108
(CUSIP Number)
Federico Pignatelli
Pier 59 Studios
Pier 59
Chelsea Pier
New York, NY 10011
(917) 860-3200

Copies to:
Bruce D. Meyer
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, CA 90071
(213) 229-7979
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 2, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	090911108

1.	NAMES OF REPORTING PERSONS Federico Pignatelli

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

	N/A

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7.	SOLE VOTING POWER

NUMBER OF		1,380,250

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,380,250

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,380,250

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

	N/A

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.7%[1]

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

[1]	Based upon 24,388,778 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 17, 2010.

     This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed on May 17, 2010, as amended by Amendment No. 1 filed on June 8, 2010, Amendment No. 2 filed on June 11, 2010, and Amendment No.3 filed on June 17, 2010 (as amended and supplemented, the “Schedule 13D”), by the Reporting Person relating to the common stock, par value $0.001 per share (“Common Stock”) of Biolase Technology, Inc., a Delaware corporation (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.
Item 1. Security and Issuer.
Item 1 is hereby amended and restated as follows:
     This Amendment, which relates to the Reporting Person’s beneficial ownership of the Issuer’s Common Stock, is being filed to report the Reporting Person’s beneficial ownership of the Issuer’s Common Stock as of the filing date of this Amendment (the “Filing Date”) and to amend and restate the disclosure in Items 3, 5 and 7 of the Schedule 13D, and to supplement the disclosure in Item 4 of the Schedule 13D. The principal executive offices of the Issuer are located at 4 Cromwell, Irvine, California 92618.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated as follows:
     As of the Filling Date, the Reporting Person beneficially owns an aggregate of 1,380,250 shares of the Issuer’s Common Stock (which includes 350,000 shares of Common Stock underlying stock options which are exercisable within 60 days). With the exception of 35,000 stock options which the Reporting Person acquired in connection with the Settlement Agreement described in Item 4 below, the shares were acquired over a period of 15 years through (a) open market purchases made with personal funds, each at the market price at the time of purchase, and (b) the grant and/or exercise of stock options granted to the Reporting Person as consideration for services under the Issuer’s 1993 and 2002 Stock Option Plans. The Reporting Person used personal funds to satisfy the exercise price of the stock options he exercised.
Item 4. Purpose of Transaction.
Item 4 is hereby supplemented as follows:
     On July 2, 2010, the Reporting Person entered into a Settlement Agreement (the “Settlement Agreement”), dated as of July 1, 2010, with the Issuer, all members of the Board of Directors of the Issuer (the “Board”) and certain officers of the Issuer with respect to the recent disagreement regarding the composition of the Issuer’s Board and certain other matters. Pursuant to the Settlement Agreement, (i) the Reporting Person agreed to (A) withdraw his demand for the Issuer to call a special stockholder meeting pursuant to a letter submitted to the Issuer on June 4, 2010, as subsequently modified and reissued on June 7, 2010, (B) withdraw his demand that the Issuer set a record date for a stockholder action by written consent pursuant to a letter submitted to the Issuer on June 16, 2010, and (C) not to pursue or support any further direct stockholder activities until after the Issuer’s annual meeting of stockholders held in 2011; (ii) George d’Arbeloff and Robert Anderton each agreed to resign as members of the Board effective immediately upon the election and qualification of their successors; (iii) the Issuer and each of its directors agreed that (A) the Reporting Person would have the sole power to nominate two independent nominees (the “Board Candidates”) to succeed to the director positions currently occupied by Mr. d’Arbeloff and Mr. Anderton and the right to propose any successor directors to the positions occupied by the Board Candidates if the Board does not nominate either or both of the Board Candidates for re-election at the meeting of stockholders to be held in 2011 and 2012 for purposes of electing directors, and (B) one of the Board Candidates would be appointed Chair of the Issuer’s Compensation Committee and the other Board Candidate would be appointed Chair of the Issuer’s Nominating and Corporate Governance Committee; (iv) the Issuer elected the Reporting Person Executive Vice Chairman of the Board for which the Reporting Person agreed to receive as his annual compensation $1 in cash and a grant of 35,000 stock options until the Issuer publicly reports a profit for two consecutive quarters; (v) the Issuer and each of its directors agreed to re-nominate the Reporting Person to serve as a director of the Issuer at the next two annual stockholder meetings that occur in 2011 and 2012; (vi) each of the parties to the Settlement Agreement agreed to a general release of any claims they may have against any of the other directors and officers that are parties to the Settlement Agreement; (vii) the Issuer and each of its directors agreed to appoint Mr. d’Arbeloff as a consultant to the Issuer for a nine-month period; and (viii) the Issuer and each of its directors agreed to take all requisite actions to amend and restate the Issuer’s Bylaws (as so amended and restated, the “Restated Bylaws”) to, among other things, implement certain terms of the Settlement Agreement and to require at least two-thirds of the members of the Board to approve certain actions (with such vote to include the affirmative vote of the Reporting Person until the two Board Candidates are elected by the Board), including issuances of equity securities of the Issuer, subject to certain exceptions. The Reporting Person looks forward to working with the Issuer, its management and the re-constituted Board going forward.
     The foregoing descriptions of the Settlement Agreement and the Restated Bylaws are qualified in their entirety by the terms of the Settlement Agreement and Restated Bylaws, respectively, each of which are filed herewith and incorporated herein by reference as Exhibits 4 and 5, respectively.

Item 5. Interests in Securities of the Issuer.
Item 5 is hereby amended and restated as follows:
(a)	As of the Filing Date, the Reporting Person beneficially owns an aggregate of 1,380,250 shares of the Issuer’s Common Stock (which includes 350,000 shares of Common Stock underlying stock options which are exercisable within 60 days of the Filing Date), which represents 5.7% of the Issuer’s outstanding shares of Common Stock.

(b)	As of the Filing Date, the Reporting Person has (i) sole voting and sole dispositive power with respect to 1,380,250 shares of Common Stock and (ii) shared voting and shared dispositive power with respect to 0 shares of Common Stock.

(c)	The following transactions in the Issuer’s Common Stock were effected by the Reporting Person in the 60 days prior to the Filing Date:
•	On July 2, 2010, pursuant to the terms of the Settlement Agreement, the Issuer granted the Reporting Person 35,000 stock options, which are immediately exercisable, in respect of his appointment as Executive Vice Chairman of the Board.
(d)	Not Applicable.

(e)	Not Applicable.
Item 7. Material to Be Filed as Exhibits.
Item 7 is hereby amended and restated as follows:

Exhibit 1 —	Letter to Secretary of Biolase Technology, Inc., dated June 7, 2010 (incorporated by reference to Exhibit 1 to Amendment No. 1 to Schedule 13D, filed on June 8, 2010).

Exhibit 2 —	Response Letter from Special Committee of Board of Directors of Biolase Technology, Inc. to Federico Pignatelli, dated June 10, 2010 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K, filed on June 11, 2010).

Exhibit 3 —	Letter to Secretary of Biolase Technology, Inc., dated June 15, 2010 (incorporated by reference to Exhibit 3 to Amendment No. 3 to Schedule 13D, filed on June 17, 2010).

Exhibit 4 —	Settlement Agreement by and among Biolase Technology, Inc. and the persons signatory thereto dated as of July 1, 2010 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on July 7, 2010).

Exhibit 5 —	Fifth Amended and Restated Bylaws of Biolase Technology, Inc., adopted July 2, 2010 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, filed on July 7, 2010).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Federico Pignatelli	July 7, 2010
Federico Pignatelli